Ian Robertson CEO of Algonquin Power & Utilities Corp. Retires
Arun Banskota Appointed CEO
OAKVILLE, Ontario – July 17, 2020 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX/NYSE: AQN) announced today the retirement of Ian Robertson as Chief Executive Officer (“CEO”) and the appointment of Arun Banskota as the incoming CEO. This transition has been a multi-year initiative by APUC’s Board of Directors to support a smooth transition to new leadership while maintaining the Company’s strong track record of growth and delivering long-term shareholder value.

“Ian has been a pioneer in the renewable energy business and brought to the Company an entrepreneurial spirit that will endure,” said APUC Chairman Ken Moore. “As a driving force behind the Company’s extraordinary growth, the Company’s performance is a direct result of Ian’s passion and dedication which has resulted in APUC becoming a blue chip TSX60 company delivering essential utility services while also being a global leader in renewable energy.”

Mr. Robertson co-founded the Company in 1988, focusing initially on developing hydroelectric facilities, followed by expansion into other generating modalities, including wind and solar energy, as well as leading the Company to become a large North American regulated utility delivering water, natural gas and electric services. APUC has grown to approximately U.S. $11 billion of total assets including over 2 GW of installed renewable generating capacity and has over 800,000 regulated utility customers.

“We are immensely grateful for Ian’s countless contributions over the years, and his legacy of strong business performance, operational excellence, and commitment to sustainability. We wish Ian well in his future endeavours,” Moore said.

Arun Banskota, who joined APUC as President in February 2020, officially takes over the role of CEO today. Mr. Banskota was previously Managing Director, Global Power, El Paso Corporation, where he had P&L responsibility for a 6,500 MW global portfolio of 32 power plants, project development and approximately 10,000 employees. Most recently, Mr. Banskota led the planning, engineering, and execution of datacenter capacity, globally, for Amazon Web Services. Since his appointment as President, he has been working closely with Mr. Robertson to facilitate a seamless transition.

Mr. Moore further commented: “Under Arun’s leadership, together with the Company’s executive team, APUC plans to continue executing and building upon its current five-year strategic growth plan. With its strong financial position and entrepreneurial culture, the Company is also positioned for continued growth and success as the utility sector evolves in the future.”

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S.$ 11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-

A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of applicable securities laws in the United States, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the expectations regarding the CEO transition; the expected performance of APUC, including the execution of and building upon APUC’s strategic growth plan, the delivery of long-term shareholder value; and APUC’s positioning for future success in an evolving utility sector. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC's most recent annual and interim Management's Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500